SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“English translation of the Japanese-language report on corporate governance publicly disclosed with the Tokyo Stock Exchange on January 16, 2025”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 16, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Corporate Governance Report

Final revision date: January 16, 2025

ORIX Corporation

Representative Executive Officer: Hidetake Takahashi

Contact: IR and Sustainability Department +81-3-3435-3121

Securities Code: 8591

https://www.orix.co.jp/grp/en/

I.	Basic Views on Corporate Governance, Capital Structure, Corporate Profile and Other Information

1.	Basic Views

•  ORIX believes that a robust corporate governance system is essential for ensuring objective management and carrying out appropriate business activities in line with its core policies. We have therefore established a sound and transparent corporate governance system.

•  Details concerning corporate governance can be found below under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions (Overview of Current Corporate Governance Structure), on the ORIX website and in securities reports.

[Reasons for Non-Compliance with the Principles of the Corporate Governance Code]

The Company complies with all principles of the Corporate Governance Code.

[Disclosure Based on the Principles of the Corporate Governance Code]

The details of disclosure items pursuant to each principle of the Corporate Governance Code are as follows.

[Principle 1-4 Cross-Shareholdings]

•	ORIX does not engage in cross-shareholdings of publicly traded shares.

[Principle 1-7 Related Party Transactions]

•

ORIX has established internal rules that in principle prohibit transactions by directors and executive officers with the company and its subsidiaries and takes measures to inform personnel about these rules and enforce them. Internal rules also provide that in cases where ORIX engages in certain transactions with a company at which an ORIX director or executive officer also serves as a director or executive with representative authority, a prior report must be made to the relevant division and prior approval must be obtained from the Board of Directors, and ORIX takes measures to inform personnel about these rules and enforce them. When transactions are conducted with the approval of the Board of Directors, the details are reported to the Board and systems are in place to monitor and ensure that those transactions will not give rise to concerns regarding harm to the interests of the company or its shareholders.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 2-3 Sustainability Issues, Including Social and Environmental Matters]

•

In 2021, ORIX identified ESG-related material issues and established key goals to be addressed by the Group. Based on these, we have proactively made efforts to strengthen governance and address climate change risks and social risks, including human rights.

[Principle 2-3-1] Sustainability Issues, Including Social and Environmental Matters]

•

The Sustainability Committee, which was established in November 2021, receives reports and makes relevant decisions regarding ORIX’s progress in addressing sustainability and sustainability-related issues. Areas of particular importance are also reported as necessary to the Board of Directors.

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

[Principle 2-4-1 Ensuring Diversity in Appointing Core Personnel]

Our approach to ensuring diversity and our policies regarding human resource development and work environment reform

At ORIX Group, we have established the following as one of our ESG-related material issues: Continue to improve employee satisfaction by respecting the diversity of our employees and creating an inclusive and equitable working environment that promotes flexible working styles and provides career development support, fair performance review and compensation schemes, and employee health support systems.

People are ORIX Group’s most important asset. It is our belief that hiring talent of varying nationalities, ages, genders, and work experience is the key to blending diverse values and skills in addition to creating new value through flexible thinking, which is the backbone of ORIX Group’s growth. ORIX Group’s human resources strategy centers around building a rewarding work environment where diverse talent can maximize their individual knowledge and expertise.

We continuously reform our human resource system ahead of social trends and create fulfilling workplaces by establishing a work environment that respects diverse working styles. Moreover, we offer opportunities for employees who embrace challenges and are augmenting training and hiring of talent capable of performing on a global scale. For information disclosure regarding our internal work environment reform policies, please refer to the ORIX website and our Integrated Report.

[ORIX Website: Human Capital Management to Support Sustainable Growth]

https://www.orix.co.jp/grp/en/sustainability/employee/

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Proactive, Measurable Goals for Ensuring Diversity

As of March 31, 2024, our female employees, mid-career recruits, and non-Japanese employees are as follows:

	ORIX Corporation	The 9 Group Companies in Japan*
Ratio of female employees	44.6%	47.3%
Ratio of female in managerial positions	31.7%	27.2%
Ratio of mid-career recruits	41.0%	59.0%
Ratio of mid-career recruits in managerial positions	38.9%	57.4%
Ratio of non-Japanese employees	2.0%	1.0%
Ratio of non-Japanese employees in managerial positions	0.8%	0.5%

*

The 9 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems. (The total number of employees at these 9 companies as of March 31, 2024, was 10,042.)

As one benchmark to involve diverse personnel in decision-making and offer equal leadership opportunities, and as one of ORIX Group’s concrete efforts to drive ESG-related material issue initiatives, one of our ESG-related key goals is for female employees to account for over 30% of management positions at ORIX Group by the end of the fiscal year ending March 31, 2030. As of March 31, 2024, the ratio of female managers in the ORIX Group was 31.7% for ORIX on a non-consolidated basis and 27.2% for the 9 Group companies in Japan. As of January 2025, 3 of ORIX’s 29 executive officers are female, accounting for 10.3% of all officers.

Additionally, obtaining talent that can acclimate to ORIX Group’s ever-changing enterprise, maintain and grow its diverse businesses, and adapt to shifts in the overall business environment is crucial to ORIX Group. ORIX Group is strengthening its efforts to hire and promote mid-career employees and non-Japanese employees. We aim to achieve true diversity, equity, and inclusion by creating a work environment that enables all employees to maximize their abilities and expertise based on the premise that employees come from a wide range of diverse backgrounds.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 2-6 Roles of Corporate Pension Funds as Asset Owners]

Status of Measures concerning ORIX Group Corporate Pension Funds

•	ORIX established an Asset Management Committee with the officers responsible for the corporate function unit, finance, accounting, and personnel as members.

•

Matters concerning asset management policies and policy-based asset composition allocations are investigated by the Asset Management Committee and determined by the Representative Counsel. The financial status of the pension fund is sound and excessive risks have not been taken in asset management. Management policies emphasize curtailing decreases in value. In principle, the policy-based asset composition allocation is determined at the time of financial recalculation, which is performed every five years, and is verified annually and reviewed as necessary.

•

All service providers to whom management of the fund has been outsourced have accepted the Japanese version of the Stewardship Code. The fund holds quarterly management reporting conferences concerning service providers and conducts quantitative analysis. In addition, with respect to qualitative analysis, service providers are required to submit annual written survey responses, and thereby appropriate management is confirmed.

•

Exercise of voting rights concerning ORIX Group shares and investment targets is performed in accordance with the decision-making criteria of management service providers, and there are no matters involving conflicts of interest.

•

Personnel with appropriate qualifications are assigned to the administrative offices of the fund, and the qualifications of those personnel are enhanced by sending them to outside seminars and other means.

[Principle 3-1 Full Disclosure]

ORIX implements full disclosure of information through means such as the Company’s websites and the following reports.

[ORIX Website]

https://www.orix.co.jp/grp/en/

[Securities Reports]

https://www.orix.co.jp/grp/en/ir/library/financial_result/index.html

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

1)

ORIX has established our corporate philosophy, the ORIX Group Purpose & Culture, in which we have established and publicly released our target business indicators. The details are released on the ORIX website and in securities reports.

2)	For information on ORIX’s fundamental approach to corporate governance, please refer to I-1. Fundamental Approach, etc. above.

Details can be found below under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions (Overview of Current Corporate Governance Structure), on the ORIX Website (corporate governance) and in securities reports (4.4. Corporate Governance, etc.).

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3)

The Compensation Committee formulates policies on the determination of director and executive officer compensation and the details of the compensation of each individual based on those policies. For information concerning the policies on the determination of director and executive officer compensation by the Compensation Committee, see (2) Policy for Determining Compensation of Directors and Executive Officers under II-1. Director and Executive Officer Compensation: Disclosure of Policies on Determination of Compensation Amounts and Methods of Calculation.

4)

The Nominating Committee determines proposed resolutions relating to the appointment and dismissal of directors to be submitted to the annual general meeting of shareholders. For information on policies and procedures relating to the determination of director candidates and screening of executive officers, see 3. Matters Relating to the Three Committees, 1) Nominating Committee under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions.

5)	For information on the reasons why director candidates were nominated, see the reference information (matters to be resolved) in the Notice of the 61st Annual General Meeting of Shareholders.

(See: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/)

For information on the reasons why outside directors were nominated, see II-1. Directors: Relationship with the Company (2).

Also, regarding the nomination of executive officers, decisions are made in light of the policies described above in (4), taking into consideration the individual business experience and knowledge of each candidate. Profiles of each executive officer can be found on the ORIX website.

(See: https://www.orix.co.jp/grp/en/about/overview/officer/index.html)

[Principle 3-1-3 Sustainability-related Initiatives]

<Sustainability-related Initiatives>

In November 2021, the Board of Directors formulated basic policies for sustainability, and approved ORIX’s Group-wide ESG-related material issues and key goals. It also established the Sustainability Committee, one of the firm’s executive decision-making bodies.

For information regarding sustainability initiatives at ORIX Group in addition to strategies such as scenario analyses regarding TCFD recommendations, please refer to our Integrated Report and the ORIX sustainability website.

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

[Sustainability Website]

https://www.orix.co.jp/grp/en/sustainability/

<Our Investment in Human Capital and Intellectual Capital>

Please refer to our Integrated Report for information regarding our investment in human capital and intellectual capital.

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 4-1-1 Roles and Responsibility of the Board (1)]

•

For information on the scope of responsibility delegated by the Board of Directors to the management team, see (2) Matters Relating to the Board of Directors under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions.

[Principle 4-8 Effective Use of Independent Directors]

•

For information on action policies relating to the effective use of independent directors, refer to (2) Action Policies Relating to the Effective Use of Independent Directors under II-1. Independent Directors: Other Matters Relating to Independent Officers.

[Principle 4-9 Independence Standards and Qualifications of Independent Directors]

•	For information on ORIX’s Conditions for Director Independence, see (1) Status of Independent Directors under II-1. Independent Directors: Other Matters Relating to Independent Officers.

[Principle 4-11-1 Preconditions for Board and Kansayaku Board Effectiveness]

•

For information on ORIXs approach concerning the structure of the Board of Directors, see (2) Matters Relating to the Board of Directors under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions.

[Principle 4-11-2 Preconditions for Board and Kansayaku Board Effectiveness]

•	For information concerning the status of concurrent positions held by directors, see the directors’ professional experience posted on the ORIX website.

(See: https://www.orix.co.jp/grp/en/about/overview/officer/index.html)

Also, for information concerning the key concurrent positions held by outside directors, see II-1. Directors: Relationship with the Company (2).

[Principle 4-11-3 Preconditions for Board and Kansayaku Board Effectiveness]

•

As a part of establishing a further sound and transparent corporate governance system, ORIX annually analyzes and evaluates the effectiveness of the Board of Directors meeting to ensure the decision-making by the Board of Directors meeting.

•	An overview of the effectiveness of the Board of Directors for FY24.3 is as follows.

<Evaluation Process>

•

In addition to the operational agenda which relates to the effectiveness of the decision-making by the Board of Directors meeting, to achieve continuous growth under the complex and discontinuously changing business environment, the questionnaires were provided and interviews were performed with all of the Board of Directors so that the agenda related to corporate governance, which should be considered to enhance the governance system further, can be confirmed and the discussion was held upon the Board of Directors meeting based on the results of the questionnaires and interviews.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

The recent evaluation was conducted with the support of an outside consulting firm as in the previous year so that the recognition of the Board of Directors regarding the composition of the Board of Directors meeting and other committees, operation, and discussion items of the Board of Directors meeting can be ensured objectively. Based on the analysis and evaluation of the outside consulting firm, the action plan for this fiscal year for enhancing the effectiveness of the Board of Directors meeting was discussed at the Board of Directors meeting.

< Schedule >

•	February 2024: The policy of analyzing and evaluating the effectiveness of the Board of Directors meeting was agreed upon at the Board of Directors meeting.

•	February to April 2024: The questionnaires were provided and an interview was conducted based on the results of the questionnaire.

•	May 2024: Reported the result of the analysis and evaluation to the Board of Directors meeting and held discussion about the subject to formulate the action plan.

< Questionnaire Contents>

•	Composition and operation of the Board of Directors meeting

•	Corporate strategy and business strategy

•	Corporate ethics and risk management

•	Communication with Stakeholders

•	Measurement of effectiveness of the last year’s action plan

•	Effectiveness of the Nominating Committee, the Compensation Committee, and the Audit Committee

< Overview of the Evaluation Results>

Based on the fact that more than 80% of the respondents answered “effective or appropriate” or “relatively effective or appropriate” in the questionnaire and the fact that action plan in the previous year was confirmed to have led to an improvement in effectiveness, it is evaluated that the Board of Directors meeting of ORIX is effectively functioning.

<Action Plan>

Based on the results of the questionnaire, the Board of Directors has recognized that deepening the discussion regarding mid-to-long-term strategies and future direction will lead to further improvements in effectiveness and has formulated the following policies as an action plan.

•	Sharing the process of formulating a new mid-term business plan

Sharing the process of formulating a new mid-term plan for the fiscal year ending March 31, 2026 and beyond with directors on a regular basis to enhance the effectiveness of monitoring related to management strategy. Sharing important matters with outside directors to assist fulfillment of their role as a monitoring board, such as the roadmap for planning, awareness of the environment and recognition of issues, overall strategy and corresponding divisional strategies, and targets to be monitored by the Board.

•	Timely information sharing on important initiatives

Reporting the status of particularly critical matters in a timely manner in view of the size of the investment or lending and its financial impact. Striving to share information that is material from the perspective of monitoring by the management side without limiting the purpose of information sharing to resolutions.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•	Providing investors’ perspectives and having dialogues with investors by outside directors

Expanding opportunities to share the content of dialogues with investors as well as investors’ evaluation of ORIX with outside directors through reports at Board of Directors meetings. Setting up opportunities for outside directors to engage in direct dialogue with investors in order to understand their interests and take appropriate actions based on such understandings.

[Principle 4-14-2 Director and Kansayaku Training]

•

When appointed to director and executive officer positions, personnel receive proper explanations from attorneys and others regarding their legal duties and responsibilities and other matters to be complied with as corporate officers, and external training organizations are used as necessary. When outside directors are invited to join the board, orientation is conducted including opportunities to receive individual explanations by the officers such as the officer responsible for the Board of Directors secretariat concerning ORIX’s management strategies, business activities, finances, and other matters. In addition, periodic compliance training is conducted for officers while they are in office.

[Principle 5-1-1 Policy for Constructive Dialogue with Shareholders]

•	ORIX’s top management takes the lead in engaging in quarterly dialogue with key shareholders.

•

In our FY25.3 Q1 results presentation materials, we disclosed that ORIX would “promote communication between top management (including outside directors) and investors, and aim for further multiple expansion beyond P/B 1.0x” In November 2023 and July 2024, investors had (on each occasion) the opportunity to meet with two outside directors. In FY25.3, we continue to promote engagement with investors by our top management, including outside directors.

[Principle 5-1-2 Policy for Constructive Dialogue with Shareholders]

i)	The CEO and COO take the lead in general oversight and promotion of overall dialogue with shareholders.

ii)

The Investor Relations and Sustainability Department is responsible for creation of IR materials and for serving as the point of contact for dialogue with shareholders, and will work closely with the Corporate Planning Department, Accounting and Treasury Department, and other entities to perform their duties.

iii)

In FY24.3, ORIX Group held briefings for each quarterly earnings announcement for sell-side analysts and institutional investors to explain results, progress vs. the medium-term business plan, and other matters. This briefing is attended by management in charge of Investor Relations and Sustainability Department (four times a year) and the CEO (twice a year, at interim and annual results). We ensure fair disclosure to all existing shareholders and potential investors (retail investors, institutional investors within Japan and overseas) by posting our quarterly earnings presentation materials and audio recordings (Japanese and English) on the same day as release on the ORIX website. We work to diversify our shareholder base through a variety of means, including holding small group meetings for sell-side analysts and institutional investors, participating in investor conferences hosted by securities companies both within and outside of Japan, visiting overseas investors for meetings, and holding at least one explanatory meeting for retail shareholders each year.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

iv)

Opinions and concerns voiced during conversations with shareholders and in analyst reports are regularly communicated to the Board of Directors management in charge of the Investor Relations and Sustainability Department and the Senior Managing Executive Officer Responsible for Corporate Function Unit. This feedback is actively discussed within this forum, including by outside directors.

v)

Executives including the CEO and members of the Investor Relations and Sustainability Department possess thorough knowledge regarding the management of material non-public information. In addition, ORIX has a designated quiet period starting from the day after the final day of the financial period to the day of announcing financial results. In principle, ORIX refrains setting up any meetings with investors to discuss results or earnings estimates during this quiet period. ORIX’s Disclosure Committee (comprised of the CFO, Global General Counsel, and executives in charge of Compliance and Internal Audit) carries out the necessary operations associated with the timely and appropriate disclosure of information, including management of material non-public information.

[Principle 5-1-3 Policy for Constructive Dialogue with Shareholders]

•

Each year, ORIX engages the services of a third-party vendor to perform a shareholder identification survey. Based on this analysis, we engage in direct dialogue with our actual shareholders both within Japan and abroad.

<Dialogue between Management Team and Shareholders in Most Recent Fiscal Year>

i)

In FY24.3, Dialogue with shareholders is carried out by the CEO, Senior Managing Executive Officer Responsible for Corporate Function Unit, management in charge of the Investor Relations and Sustainability Department, and members of the Investor Relations and Sustainability Department. ORIX maintains two Investor Relations offices – one within Japan (Tokyo) serving as the contact point primarily for Japanese and Asian investors, and one in the United States of America (New York) primarily for handling European and US investors. Through its 1998 listing on the New York Stock Exchange (Ticker: IX) and other measures, ORIX has engaged with overseas investors from an early stage. As a result, the ratio of ‘overseas and other’ shareholders as of end-September 2024 hit 42.03%, and they play a major role as buyers and sellers of ORIX stock. In addition, as outlined in [Principle 5-1-2] iii), we disclose our quarterly financial results, presentation materials, and press released in both Japanese and English.

ii)

ORIX engages in quarterly dialogue with sell-side analysts and individuals in a variety of roles at institutional investors (fund managers, analysts, ESG staff, and proxy representatives) from wide range of investment styles within Japan and abroad. In the fiscal year ended March 2024, ORIX completed roughly 570 meetings with investors.

iii)

Conversations with investors touch on a variety of themes, including ORIX’s growth strategy, our medium- to long-term earnings outlook and their underlying macro assumptions, issues facing individual segments, recent earnings trends, capital allocation policy including shareholder returns, corporate governance, sustainability promotion efforts, and requests for new information disclosure.

iv)

Opinions and concerns voiced during conversations with shareholders and in analyst reports are regularly communicated to the Board of Directors by management in charge of the Investor Relations and Sustainability Department and the Senior Managing Executive Officer Responsible for Corporate Function Unit. This feedback is actively discussed within this forum, including by Outside Directors. In discussions at the Board of Directors or within the course of business execution, we aim to carry out analysis which considers the share price and cost of capital based on feedback from investors, and make efforts to continually improve corporate value over the medium to long term.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

v)	Based on our dialogue with investors and the feedback received, we have implemented the following initiatives.

(1)

Although we previously had only disclosed target figures for the final year (FY25.3) in our medium-term management plan, we answered investor requests to provide disclosure on next fiscal year forecasts by announcing a FY24.3 net income target in our FY23.3 Q4 presentation materials. In addition, in our FY24.3 Q4 presentation materials, we disclosed a revision to our FY25.3 net income forecast, based on the outlook for earnings at each segment and changes in the business climate since the previous fiscal year. In order to help investors better understand our growth strategy, we reclassified the 10 business segments into three categories based on business content and disclosed a growth strategy and pre-tax profits forecasts for each category.

(2)

In response to investor requests that ORIX provide disclosure on our past track record of new investments and asset sales, we began disclosing a 10-year track record of major new investments and sales from FY23.3 Q2’s presentation materials. In addition, to answer investor needs for information about the visibility of investment gains, we have disclosed the amount of capital gains and new investments for deals already executed or under consideration from the FY24.3 Q2 presentation materials. In the FY24.3 Q4 presentation materials, we also disclosed the amount of cash outlays for new investments and cash inflows from capital gains.

[Principle 5-2 Establishing and Disclosing Business Strategies and Business Plans]

•

Our targets including net income, ROE and shareholder returns are stated in our annual reports and other disclosure materials, along with our business plan and basic capital policy. At quarterly earnings releases and investor meetings, we also explain our basic policy regarding our business portfolio, the status of business portfolio review and allocation of management resources determined by the Board of Directors.

[Action to Implement Management That Is Conscious of Cost of Capital and Stock Price]

•	We are endeavoring to improve the market’s view of our share price valuation (including PBR and other metrics), by both working to strengthen ROE and be conscious of the cost of capital.

An overview of ORIX’s action to implement management that is conscious of cost of capital and the stock price are disclosed in the materials below.[Integrated Report 2024 “Financial Strategy and Capital Policy” (p. 30-31)]

https://www.orix.co.jp/grp/en/pdf/ir/library/annual_report/AR2024E.pdf

[Interim Results Presentation Material 2025/3 (p. 10)]

https://www.orix.co.jp/grp/en/pdf/ir/library/presentation/Presentation_2025_2QE.pdf

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Capital Structure

Foreign Shareholding Ratio	Over 30%

[Status of Major Shareholders]

Name	Number of shares owned (shares)	Percentage (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	221,733,600	19.21
Custody Bank of Japan, Ltd. (Trust Account)	96,916,300	8.39
SSBTC CLIENT OMNIBUS ACCOUNT (permanent agent: Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	24,782,185	2.14
CITIBANK, N.A. -N.Y, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS (permanent agent: Tokyo Branch, Citibank N.A.)	24,228,885	2.09
STATE STREET BANK WEST CLIENT-TREATY 505234 (permanent agent: Mizuho Bank, Ltd.)	23,439,600	2.03
SMBC Nikko Securities Inc.	17,838,963	1.54
JP Morgan Securities Inc.	16,505,543	1.43
JP Morgan Chase Bank 385781 (permanent agent: Mizuho Bank, Ltd.)	15,941,669	1.38
BNYM AS AGT/CLTS 10 PERCENT (permanent agent: MUFG Bank, Ltd.)	11,778,264	1.02
STATE STREET BANK AND TRUST COMPANY 505223 (permanent agent: Mizuho Bank, Ltd.)	11,107,604	0.96

Controlling Shareholder Name	—

Parent Company Name	—

Additional Information

—

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3.	Company Information

Market Classification	Prime Market of the Tokyo Stock Exchange

Fiscal Year	March

Industry	Other Financing Business

Total Consolidated Number of Employees (as of last fiscal year end)	Over 1,000

Total Consolidated Revenue (as of last fiscal year end)	Over 1 trillion yen

Total Consolidated Number of Subsidiaries	Over 300 companies

4.	Guidelines for Measures to Protect Minority Shareholders in Dealing with Controlling Shareholders

—

5.	Other Special Conditions That Could Potentially Affect ORIX’s Corporate Governance

1) Our views and policies regarding Group management

•   Of ORIX’s consolidated subsidiaries, only one is publicly traded: Ubiteq Inc. (Tokyo Stock Exchange Standard). We respect their independence as a consolidated subsidiary and expect Ubiteq to use creative ideas to expand its business activities. Conducting business activities as an ORIX Group company allows Ubiteq to make effective use of our sales platforms to enhance their strengths including services utilizing IoT and AI technology – these services can support clients in their pursuit of optimizing the utilization of management resources and improving profitability. In particular, the possibility of joint product development, etc. based on mutual understanding with Group subsidiary ORIX Auto Corporation (‘ORIX Auto’) leads to synergy and elevation not only in ORIX Auto’s business and services but in Ubiteq’s IoT and AI technology as well.

•   In building and operating a Group-wide internal control system, ORIX has constructed a system in which we require publicly listed subsidiaries to report to us in advance on risks we consider significant for the Group. We also require publicly listed subsidiaries to report in advance on matters related to disclosures, although this requirement is limited to matters that have the potential to affect our timely disclosures to meet applicable disclosure requirements and matters that have the potential to affect the Group’s consolidated financial statements.

2) The significance of owning a publicly listed subsidiary based on 1)

•   The differences in ORIX and Ubiteq’s business areas enable Ubiteq to maintain independence and be autonomous in its company management and to acquire a broad range of high-performing human resources, which are a vital management resource. Moreover, we consider it crucial that Ubiteq maintain its publicly listed position as this will add to employee motivation and increase corporate value while augmenting the Group’s competitive advantage.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3) Policy to secure effective governance structures in publicly listed subsidiary

•   In deciding on and voting on proposals for the election and dismissal of directors, ORIX confirms in advance that the proposals are designed to maximize the synergy effects described below and that consideration is given to the protection of minority shareholders through the appointment of outside directors. In addition, Ubiteq has established a compliance manual and compliance policies in accordance with applicable laws and regulations based on ORIX’s various Group governance policies. This will lead to strengthening compliance awareness and enhancing the internal structures and systems of this listed subsidiary company. Additionally, inter-group transactions and exchanges are closely monitored to ensure they are conducted lawfully and appropriately, leading to prevention of the occurrence of unfair transactions.

•   4 of the 6 members of Ubiteq’s Board of Directors are employees of its parent company, ORIX Corporation, and the objective of this ratio is to maximize synergy. In addition, by positioning 2 independent directors, and positioning 2 independent auditors on the Kansayaku Board (3 total members), we have a system that secures supervision, auditing, and proposals from an external perspective, which subsequently secures the validity and adequacy of the Board of Directors’ decisions and business executions. Based on the above initiatives, the subsidiary’s Board of Directors—the function responsible for making final decisions—operates validly and adequately, and investor equality, which is essential and fundamental to governance, is secured.

4) If ORIX has an agreement with Ubiteq related to what should be listed as 1), its details

•   There is no applicable agreement with Ubiteq.

II.	Status of Business Management Organization and Other Corporate Governance Systems Related to Management Decision-Making, Execution and Supervision

1.	Institutional Composition

Organizational Structure	Company with Nominating Committee

[Information Relating to Directors]

Number of Director Posts According to the Articles of Incorporation	No upper limit on the number of persons

Directors’ Term of Office According to the Articles of Incorporation	1 year

Chair of the Board of Directors	Representative Executive Officer, Chairman and Chief Executive Officer (except when concurrently serving as President)

Number of Directors	11 persons

Status of Director Appointment	By appointment

Number of Outside Directors	6 persons

Number of Outside Directors Designated as Independent Officers	6 persons

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Relation to the Company (1)

Name	Information	Relation to Company (*1)
		a	b	c	d	e	f	g	h	i	j	k
Michael Cusumano	Academic

Sakie Akiyama	Originally from another company

Hiroshi Watanabe	Other

Aiko Sekine*	Certified Public Accountant

Chikatomo Hodo	Originally from another company

Noriyuki Yanagawa	Academic

* Name on family register of Aiko Sekine is Aiko Sano.

a.	Executive for ORIX and/or its subsidiary

b.	Executive and/or a non-executive director of a parent company of ORIX

c.	Executive for a sister company of ORIX

d.	A party of which the major client or supplier is ORIX

e.	Major client or supplier of ORIX or an executive thereof

f.	Consultant, accountant, or legal professional who receives a large sum of monetary consideration or other property from ORIX other than officer compensation

g.	Major shareholder of ORIX (or an executive thereof if the shareholder is a legal entity)

h.	Executive of a client or supplier of ORIX (which does not correspond to d, e or f) (applicable to the executive himself/herself only)

i.	Executive of a company, between which ORIX mutually appoints outside directors (applicable to the executive himself/herself only)

j.	Executive of a company or organization that receives a donation from ORIX (applicable to the executive himself/herself only)

k.	Other

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Relation to the Company (2)

Name	Committee			Independent Officer	Additional Information	Reason for Appointment
	Nominating Committee	Compensation Committee	Audit Committee
Michael Cusumano		○		○

Mr. Michael Cusumano satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•  Deputy Dean, Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology

Mr. Michael Cusumano currently serves as a Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management. He has served as an ORIX outside director since June 2019. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing a wealth of his knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Sakie Akiyama	○	○

Ms. Sakie Akiyama satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, she has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•  Founder, Saki Corporation

•  Member of the Board of Directors (Outside Director), Sony Group Corporation,

•  Member of the Board of Directors (Outside Director), Mitsubishi Corporation

Ms. Sakie Akiyama founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management. Currently as a Chairperson of the Nominating Committee, she has actively expressed her opinions and made proposals, while leading discussions and deliberations on members of the Board of Directors and Executive Officers suitable for the Company’s business operations. She has served as an ORIX outside director since June 2019. The Nominating Committee has determined she can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing a wealth of her knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Hiroshi Watanabe	○	○	○

Mr. Hiroshi Watanabe satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•  President, Institute for International Monetary Affairs

Mr. Hiroshi Watanabe served successively in key positions such as at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, and wide-ranging experience and knowledge of corporate management. Currently as a Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals, while leading discussions and deliberations regarding the Member of the Board of Directors and Executive Officer’s compensation system and compensation levels in order to enhance their role as medium- and long-term incentives. He has served as an ORIX outside director since June 2020. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing a wealth of his knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Aiko Sekine *Name on family register is Aiko Sano.	○	○	○

Ms. Aiko Sekine satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, she has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•  Professor, Waseda University, Faculty of Commerce

•  Trustee, International Valuation Standards Council

•  Advisor, Japanese Institute of Certified Public Accountants

•  Outside Audit & Supervisory Board Member, IHI Corporation

•  Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

Ms. Aiko Sekine served on government and institutional finance and accounting councils both in Japan and overseas, and served as a Partner of PricewaterhouseCoopers Japan LLC and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant. Currently as a Chairperson of the Audit Committee, she has received periodic reports from ORIX’s internal audit department, and actively expressed her opinions and made proposals, while leading discussions and deliberations on the effectiveness of ORIX’s internal control system. She has served as an ORIX outside director since June 2020. The Nominating Committee has determined she can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing a wealth of her knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Chikatomo Hodo	○	○	○

Mr. Chikatomo Hodo satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•  Member of the Board of Directors (Outside Director), KONICA MINOLTA Inc.

•  Member of the Board of Directors (Outside Director), Mitsubishi Chemical Group Corporation

•  Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

Mr. Chikatomo Hodo served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee, and Audit Committee, pointing to important matters regarding ORIX’s management, using his expertise in corporate management and digital business. He has served as an ORIX outside director since June 2021. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing a wealth of his knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Noriyuki Yanagawa	○	○

Mr. Noriyuki Yanagawa satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•  Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo.

Mr. Noriyuki Yanagawa currently serves as a Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee, using his expertise in corporate strategy based on deep academic understanding. He has served as an ORIX outside director since June 2022. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing a wealth of his knowledge and experience from an independent and objective standpoint.

[Committees]

Information Regarding Various Committee Structure and Chairs

	All Members	Full- Time Members	Internal Directors	Outside Directors	Chairperson
Nominating Committee	3	0	0	3	Outside Director

Compensation Committee	3	0	0	3	Outside Director

Audit Committee	3	0	0	3	Outside Director

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Information Regarding Executive Officers]

Number of Executive Officers	23 persons

Status Regarding Concurrent Positions

Name	Representative Rights	Concurrent Position as Director			Concurrent Position as Employee
			Nominating Committee	Compensation Committee
Makoto Inoue	Yes	Yes	No	No	No

Hidetake Takahashi	Yes	Yes	No	No	No

Satoru Matsuzaki	No	Yes	No	No	No

Stan Koyanagi	No	Yes	No	No	No

Yasuaki Mikami	No	Yes	No	No	No

Eiji Arita	No	No	No	No	No

Seiichi Miyake	No	No	No	No	No

Toyonori Takahashi	No	No	No	No	No

Tetsuya Kotera	No	No	No	No	No

Tomoko Kageura*1	No	No	No	No	No

Nobuki Watanabe	No	No	No	No	No

Hiroyuki Ido	No	No	No	No	No

Ryujiro Tokuma	No	No	No	No	No

Hao Li	No	No	No	No	No

Ikuo Nakamura	No	No	No	No	No

Tomohiko Ishihara	No	No	No	No	No

Takashi Otsuka	No	No	No	No	No

Taro Baden	No	No	No	No	No

Tony Ahn*2	No	No	No	No	No

Satoshi Matsui	No	No	No	No	No

Atsunori Sato	No	No	No	No	No

Yoshiaki Matsuoka	No	No	No	No	No

Kei Kitagawa	No	No	No	No	No

*1 Name on the family register of Tomoko Kageura is Tomoko Kanda.

*2 Tony Ahn’s legal name is Donghee Ahn.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Audit System]

Directors or Employees Who Should Assist the Duties of the Audit Committee	Yes

Matters Concerning the Independence of the Directors and Employees from Executive Officers

To support the work of the Audit Committee, ORIX established the Audit Committee Secretariat with a staff of four. The Audit Committee Secretariat supports the general operations of the Audit Committee and supports audits conducted by the Audit Committee in accordance with instructions from the committee. To ensure that the Audit Committee Secretariat staff members have the expertise necessary to support audits conducted by the Audit Committee, all members concurrently serve as employees in the Group Internal Audit Department, and decisions concerning appointments, evaluations, transfers, and discipline of those staff members requires the approval of the Audit Committee.

Collaboration Between the Audit Committee, Independent Certified Public Accountants, and the Internal Audit Department

In order to ensure the effectiveness of audits, the Audit Committee works together with independent certified public accountants, the Group Internal Audit Department, and the internal control-related functions as follows. ORIX has entered into an audit agreement with KPMG AZSA LLC and undergoes financial audits and internal control audits by that firm.

•  The Audit Committee receives regular reports from the Group Internal Audit Department on the annual audit plan, the status of auditing activities of the Group, and the status and results of internal control evaluation related to financial reporting by the Group Internal Audit Department. The Audit Committee confirms problems in business execution and exchanges opinions as necessary. The Audit Committee may also request an investigation by the Group Internal Audit Department if necessary.

•  The Audit Committee regularly receives reports from internal control-related functions on the status of operation of the internal control system, and exchanges opinions as necessary.

•  The Audit Committee receives reports from the independent certified public accountants on the audit plan and the status and results of accounting audits and internal control audits conducted by the independent certified public accountants, and listens to and examines the audit opinions and recommendations of the independent certified public accountants. In addition, the Audit Committee exchanges opinions with the independent certified public accountants on major audit considerations.

•  The Group Internal Audit Department exchanges views with the independent certified public accountants on risk recognition regarding financial reporting as necessary, and works to strengthen collaboration in order to enhance the effectiveness and efficiency of the supervisory function.

•  The internal control-related functions provide the necessary information for audits to the Group Internal Audit Department and the independent certified public accountants, etc. as necessary.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Information Regarding Independent Officers]

Number of Independent Officers	6 persons

1)	Status of Independent Officers

All outside directors currently in office satisfy the Conditions for Director Independence determined by the ORIX Nominating Committee. ORIX has also designated all outside directors as independent officers required by the Tokyo Stock Exchange for protection of general shareholders. None of the companies where the outside directors serve as executive officers and the like (including business execution directors) are principal trading partners of ORIX, and ORIX does not have any material interests in them such as donations of large amount of money to them. The monetary criteria concerning “principal trading partner” and “large amount” are set forth in Conditions for Director Independence below.

< Conditions for director independence, which are:>

i.

No individual may be a principal trading partner*, or an executive officer or employee of a principal trading partner of ORIX Group. If such circumstances existed in the past, 1 year must have passed since that person’s departure from such office or employment.

*A “principal trading partner” refers to an entity with a business connection to ORIX Group with a transaction amount equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues) or 1 million U.S. dollars in the current fiscal year and preceding 3 fiscal years.

ii.

No individual may directly receive a large amount of compensation (10 million yen or higher in a fiscal year), excluding compensation as a director from ORIX Group in any fiscal year during the current fiscal year and preceding 3 fiscal years. Further, any corporation or other entity in which such individual serves as a consultant, account specialist or legal expert may not receive a large amount of compensation (equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues of ORIX Group) or 1 million U.S. dollars) from ORIX Group currently or in the past year.

iii.	No individual may be a major shareholder of ORIX (10% or higher of issued shares) or a representative of the interests of a major shareholder.

iv.	No individual may have served as an executive officer of a company having a relationship of concurrent directorship* with ORIX in the current fiscal year and preceding 3 fiscal years.

*“Concurrent directorship” refers to a relationship in which an executive officer of ORIX or its subsidiaries also serves as a director of a company in which the individual has been an executive officer and an outside director of ORIX.

v.

No individual may be a member of the executive board (limited to those who execute business) or be a person executing the business (including an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that has received a large amount of donation or financial assistance (annual average of 10 million yen or higher over the past 3 fiscal years) from ORIX Group.

vi.

No individual may have served as an independent auditor or an accounting advisor (kaikei san-yo), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in the current fiscal year and preceding 3 fiscal years.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

vii.	None of an individual’s family members* may fall under any of the following:

•	A person who was an executive officer or an important employee of ORIX Group during the past 3 years.

•

A person who falls under one of the criteria specified in (i) through (iii), (v) and (vi) above; provided, however, that criterion (i) is limited to an executive officer, sentence two of criterion (ii) is limited to a corporate member or a partner of the corporation or other entity and criterion (vi) is limited to an executive officer or an employee who performs the audit on ORIX Group in person.

*Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

viii.	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

2)

Action policies relating to effective use of independent outside directors ORIX believes that inviting a certain number of independent outside directors to the Board of Directors and operating the Board of Directors and the three committees are necessary for enhancing the effectiveness of the supervisory functions of business execution. ORIX engages in a variety of business in Japan and overseas, and consequently, inviting outside directors with diverse knowledge and experience to the Board of Directors leads to diversification and invigoration of discussions by the Board of Directors and the three committees.

3)	Status of main activities by outside directors (status of attendance and statements at Board of Directors and three committees’ meetings during the fiscal year ended March 2024)

•

Mr. Michael Cusumano attended all 8 of the Board of Directors meetings and all 5 of the Compensation Committee meetings held in the fiscal year ended March 2024. As a global authority on business strategy and technology management, he sufficiently fulfilled his role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in technology. He also contributed to the Compensation Committee’s deliberations on compensation for Directors and Executive Officers from a variety of perspectives, including comparative analyses with global companies.

•

Ms. Sakie Akiyama attended all 8 of the Board of Directors meetings and all 7 of the Nominating Committee meetings held in the fiscal year ended March 2024. She sufficiently fulfilled her role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint, by utilizing her extensive experience and expertise as a corporate manager. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in corporate management. In addition, as chairperson of the Nominating Committee, she played a leading role in deliberating on the composition of the Board of Directors and Executive Officers appropriate for ORIX’s business development, as well as on the succession plan.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

Mr. Hiroshi Watanabe attended all 8 of the Board of Directors meetings, all 7 of the Nominating Committee meetings and all 5 of the Compensation Committee meetings held in the fiscal year ended March 2024. He sufficiently fulfilled his role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of domestic and international finance and economics. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in finance, economics and corporate management. In addition, as chairperson of the Compensation Committee, he played a leading role in deliberating on the compensation system and compensation levels for Directors and Executive Officers in order to enhance its function as a medium and long-term incentive. This included the addition of quantitative evaluation of the progress toward ESG-related key goals for the performance-linked compensation of directors and executive officers at the level of managing executive officer and above.

•

Ms. Aiko Sekine attended all 8 of the Board of Directors meetings, all 7 of the Nominating Committee meetings and all 14 of the Audit Committee meetings held in the fiscal year ended March 2024. As an expert in accounting, she sufficiently fulfilled her role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint by utilizing her extensive and specialized knowledge. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in accounting and finance. In addition, as chairperson of the Audit Committee, she played a leading role in deliberating on the effectiveness of ORIX’s internal control system by receiving regular reports from the Internal Audit Department, as well as from internal control-related functions and the Accounting Auditors.

•

Mr. Chikatomo Hodo attended all 8 of the Board of Directors meetings, all 5 of the Compensation Committee meetings, and all 14 meetings of the Audit Committee held in the fiscal year ended March 2024. He sufficiently fulfilled his role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of corporate management and digital business. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as a manager based on his extensive experience and as an expert in digital business. In addition, he also contributed to the Audit Committee’s deliberations on the effectiveness of ORIX’s internal control system from a variety of perspectives, including changes in the domestic and overseas environment surrounding corporate management.

•

Mr. Noriyuki Yanagawa attended all 8 of the Board of Directors meetings and all 14 of the Audit Committee meetings held in the fiscal year ended March 2024. He sufficiently fulfilled his role in providing highly effective supervision of the Company’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of the domestic and overseas finance and economics surrounding corporate management. He proactively expressed his opinions and made proposals at meetings of the Board of Directors from his perspective as an expert in corporate strategy, based on his deep academic understanding. In addition, he also contributed to the Audit Committee’s deliberations on the effectiveness of ORIX’s internal control system from a variety of perspectives, as a specialist in economic and fiscal policy.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Information Regarding Incentive]

Status of Giving Incentive to Directors / Executive Officers	Introduced a performance-linked compensation system / introduced a stock option plan / other measures

Additional Information

ORIX has introduced a performance-linked compensation program, stock option plan, and a share-based compensation plan. Since the fiscal year ended March 2010, no new share warrants have been granted as stock options. Details concerning the performance-linked compensation program and the share-based compensation plan are set forth in Policy for Determining Compensation of Directors and Executive Officers (Director and Executive Officer Compensation: Disclosure of Policies on Determination of Compensation Amounts and Methods of Calculation in that section).

People Applicable for Stock Options	Internal directors, outside directors, executive officers, employees, subsidiary directors, subsidiary auditors, subsidiary employees

Additional Information

The purpose is to further raise motivation and morale to enhance performance on the part of the directors, executive officers, auditors, and employees of ORIX and its subsidiaries, affiliates, and other companies with which it has a capital relationship. New share warrants have not been granted as stock option since the fiscal year ended March 2010.

[Information Regarding Director / Executive Officer Compensation]

Disclosure Status	Partial disclosure on an individual basis

Additional Information

•

Persons who received total compensation of ¥100 million or more in the fiscal year ended March 2024 are indicated in the securities report. The 6 individuals are Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer, Shuji Irie, Senior Managing Executive Officer (resigned on June 25, 2024), Satoru Matsuzaki, Senior Managing Executive Officer, Stan Koyanagi, Senior Managing Executive Officer, Yasuaki Mikami, Senior Managing Executive Officer and Yoshiteru Suzuki, Senior Managing Executive Officer (resigned on June 25, 2024) of ORIX. The details of their compensation are set forth below.

Compensation for Makoto Inoue: ¥395 million in total compensation (¥126 million in fixed compensation, ¥132 million in performance-linked compensation and ¥137 million in share-based compensation)

Compensation for Shuji Irie: ¥135 million in total compensation (¥40 million in fixed compensation, ¥51 million in performance-linked compensation and ¥43 million in share-based compensation)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Compensation for Satoru Matsuzaki: ¥130 million in total compensation (¥40 million in fixed compensation, ¥46 million in performance-linked compensation and ¥43 million in share-based compensation)

Compensation for Stan Koyanagi: ¥235 million in total compensation (¥99 million (¥86 from ORIX Corporation USA) in fixed compensation, ¥134 million (¥134 from ORIX Corporation USA) in performance-linked compensation)

Compensation for Yasuaki Mikami: ¥125 million in total compensation (¥40 million in fixed compensation, ¥42 million in performance-linked compensation and ¥43 million in share-based compensation)

Compensation for Yoshiteru Suzuki: ¥108 million in total compensation (¥44 million (¥44 from ORIX Corporation USA) in fixed compensation, ¥20 million in performance-linked compensation and ¥43 million in share-based compensation)

Determination Protocols in Place for Compensation Amount and/or Calculation	In place

Disclosure Regarding Determination Protocols in Place for Compensation Amounts and/or Calculation

1)	Details of Officer Compensation (FY 24.3)

Officer compensation paid in the fiscal year ended March 2024 was as follows.

•	Fixed compensation was ¥110 million paid to the 6 outside directors and ¥649 million paid to the 26 executive officers (including executive officers who also serve as directors*).

•	Performance-linked compensation was ¥691 million paid to the 26 executive officers (including executive officers who also serve as directors*).

•	The targets and results with regard to the KPIs of the performance-linked compensation (annual bonuses) listed in the table above are as follows:

i.	Company-wide performance indicator

We targeted a milestone with regard to the consolidated net income annual growth set by the Compensation Committee in order to achieve the Company’s medium-term business objectives and achieved 105%.

ii.	Division performance indicator

We set the performance target for each division based on the company-wide performance target and achieved 0% to 150% (median: 100%) by 26 executive officers (based on the total evaluation including qualitative assessment).

•

The amount paid as share-based compensation, equal to the number of points confirmed to be provided as the portion for the fiscal year ended March 2024 multiplied by the market price paid by the trust for ORIX shares when those shares were acquired (¥1,740.27 per share), was ¥20 million paid to the 6 outside directors and ¥728 million paid to the 26 executive officers. The total amount of share-based compensation actually paid in the fiscal year was ¥127 million not included in the above amount paid to 1 executive officer who retired during the fiscal year.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

4 executive officers were newly appointed and1 executive officer resigned. As of March 31, 2024, there were 11 directors (including 6 outside directors) and 25 executive officers (including executive officers concurrently serving as directors).

*ORIX does not pay director compensation to those executive officers concurrently serving as directors, and therefore, the compensation of the 6 directors also serving as executive officers is included in the amount for executive officer compensation.

2)	Policy of Determining Compensation of Directors and Executive Officers

•

ORIX Group’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and executive officer responsibly performing his or her duties and cooperating as members of a team to produce continued growth for the Group.

•

The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and executive officers.

•

Taking this basic policy into consideration, we have established separate policies for the compensation of directors and executive officers in accordance with their respective roles based on a decision of the Compensation Committee held on June 25, 2024.

i.	Compensation Policy for Directors

•

The compensation policy for directors who are not also executive officers aims for compensation composed in a way that is effective in maintaining the supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, ORIX’s compensation structure for directors consists of fixed compensation and share-based compensation (*1). In addition, the Company strives to maintain a competitive level of compensation with director compensation according to the role fulfilled and receives third-party research reports on director compensation for this purpose.

•	Fixed compensation is in principle the same amount for all directors with certain amounts added for directors serving as members or chairpersons of committees.

•

For share-based compensation reflecting medium- to long-term performance, directors are granted a fixed number of points on an annual basis for their period of service, and they are paid in ORIX shares corresponding to the number of points they have accumulated at the time of retirement.

ii.	Compensation Policy for Executive Officers

•

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX’s compensation structure for executive officers consists of fixed compensation, performance-linked compensation, and share-based compensation (*2). Our basic policy is to maintain a composition ratio of 1:1:1.

•

In addition, the Company strives to maintain a competitive level of compensation with executive officer compensation according to the role fulfilled and receives third-party research reports on executive officer compensation for this purpose.

•	Fixed compensation is determined according to each position’s role based on a standardized amount for each position.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

Performance-linked compensation (annual bonuses) for the fiscal year ended March 2024 is based on the level of achievement of the consolidated net income annual growth target as a company-wide performance indicator. 50% of the position-based standard amount is adjusted based on this company-wide indicator within a range of 0% to 200%. The remaining 50% is adjusted using the level of achievement of the division’s target for which the relevant executive officer was responsible as a division performance indicator (*3) within a range of 0% to 300%. In the case of representative executive officers, the level of achievement of the company-wide performance indicator is used as the sole performance indicator to adjust the standard amount within a range of 0% to 200%. These performance indicators are selected taking into consideration the company’s medium-term management targets. In addition to the above, annual bonuses for the President, Senior Managing Executive Officers, and Managing Executive Officers will be increased or decreased by an amount ranging from 0% to 30% of the base amount for each position based on progress toward the ESG-related key goals. If progress towards ESG-related key goals is proceeding as planned, the annual bonus will not be adjusted.

•

For share-based compensation, which reflects medium- to long-term performance, executive officers are granted a fixed number of points based on their positions and are paid in ORIX shares corresponding to the number of points accumulated at the time of retirement.

*1. Share-based compensation is a program under which annual points (a fixed number of points) are allocated to directors and executive officers while in office and ORIX shares are granted via a trust based on the cumulative number of points at the time of retirement. Points granted are determined based on guidelines established by the Compensation Committee. The Compensation Committee has not established a period during which shares delivered under this program must be held. If a determination is made that a director or executive officer engaged in substantially inappropriate conduct that causes harm to the Company while in office, the Compensation Committee may set restrictions on the payment of share-based compensation.

*2. The compensation of executive officers who are assigned to an overseas subsidiary or who have a high level of specialization is determined through individual deliberations taking into consideration the local compensation system and compensation levels as well as specialization and other factors.

*3. For performance-linked compensation (annual bonuses) based on the degree of achievement of targets regarding the performance of the divisions for which individual executive officers are responsible, achievement is determined comprehensively with a focus on the annual growth rate in the performance of the relevant division for the current fiscal term but also by incorporating qualitative determinations such as difficulty of targets, details of performance, strategic arrangements for the future, and ESG-related initiatives.

3)	Compensation Clawback Policy

•

ORIX has established a Compensation Clawback Policy pursuant to applicable NYSE listing standards. This Policy provides for the clawback of performance-linked compensation (annual bonus) received in excess of executive officers’ original salaries based on erroneous financial statements in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Outsider Director (Independent Auditor) Support System]

•

To secure the effective operation of the Board of Directors and each committee, the Secretariat of the Board of Directors was established as a specialized organization that handles operations. The Secretariat of the Board of Directors is made up of managers and staff members from the Corporate Planning Department, Group Human Resources Department, Corporate Legal Department, and Group Internal Audit Department, which are related divisions, under the direction of the officer responsible for the Secretariat of the Board of Directors. Each Secretariat staff member helps outside directors engage in active and substantial deliberations at meetings of each body by providing prior explanations of agenda items and performing other tasks.

•

The Audit Committee Secretariat was established to support the work of the Audit Committee. Through periodic reporting meetings held by the executive officer responsible for internal control departments, regular communication with internal audit department, and inspections of business sites, operating facilities, etc., the Audit Committee Secretariat conducts initiatives so that Audit Committee members, who are outside directors, can deepen their understanding of ORIX Group’s business.

•

In addition, voluntary reporting meetings are held following the conclusion of Board of Directors meetings to report on the status of each business, business strategies, the progress of projects, and other topics to share information for outside directors to perform supervisory functions.

•

Executive officers and employees can report to or consult with the Audit Committee or an Audit Committee member appointed by the Audit Committee for matters relating to accounting, accounting internal controls, audits, matters relating to ORIX directors, executive officers and group executive officers. The Audit Committee or an Audit Committee member appointed by the Audit Committee may, if necessary, instruct the officer in charge of the Group Compliance Department or other ORIX Group executives and employees to investigate the reports and consultations received.

•

Furthermore, the officer responsible for the Internal Audit Department attends important meetings of ORIX Group and reports material information required for audit activities to the Audit Committee in a timely and accurate manner to support information gathering by the Audit Committee. The Audit Committee is also able to make use of external professionals as necessary for the performance of its duties.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Status of People Who Have Resigned from Representative Executive Offer or a Similar Role]

Name and Other Information for Advisor/Former Representative Executive Officer

Name	Position/ Status	Role	Employment Status (Full-Time/Part-Time, Compensation etc.)	Resignation Date	Term
Yoshihiko Miyauchi	Senior Chairman	External activities such as financing activities	Part-time, compensated	June 24, 2014	1 year

Number of Advisors/Former Representative Executive Officers	1 person

Other Information

1.

When necessary, ORIX may appoint consultants, advisors, and other such positions. Consultants, advisors, and other such positions perform primarily external activities that are significant to ORIX Group. Consultants, advisors, and other such positions including former presidents and representative directors do not attend any meetings of ORIX bodies where decisions are made and do not participate in the execution of the company’s business.

2.

Treatment of consultants, advisors, and other such positions including compensation is determined in accordance with provisions determined by the Board of Directors following deliberations by the Compensation Committee and shall not exceed ¥30 million yen.

2.	Details Regarding Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions (Current Corporate Governance Structure Overview)

1)	Overview of the Current Structure

ORIX has adopted a structure separating operations and oversight through a “Company with Nominating Committee, etc.” board model and has established a Board of Directors and three committees (Nominating Committee, Audit Committee, and Compensation Committee). By doing so, it has created a sound and highly transparent corporate governance structure.

[ORIX’s Corporate Governance System is Characterized By:]

•	separation of operation and oversight through a “Company with Nominating Committee, etc.” board model;

•	Nominating, Audit, Compensation Committees composed entirely of outside directors;

•	all outside directors satisfying strict conditions for independence; and

•	all outside directors being highly qualified in their respective fields.

[Refer to the schematic diagram included in the reference materials attached to the end of this document.]

For details, refer to the ORIX website (Corporate Governance) and Form 20-F (Item 6. Directors, Senior Management and Employees, CORPORATE GOVERNANCE SYSTEM).

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2)	Board of Directors

The Board of Directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, such as management policies and basic policy on the internal control system, and other important items as determined by the regulations of the Board of Directors. The Board of Directors monitors the execution of duties by the directors and executive officers.

The Board of Directors sometimes delegates certain decision-making authority regarding operational execution, except for matters decided by itself, to the representative executive officer to promote decision-making efficiency and operational execution.

Furthermore, the Board of Directors monitors basic policies decided by itself on a regular basis and receives reports from executive officers and the three committees regarding execution status of their respective duties. Accordingly, the Board of Directors collects information and monitors the appropriateness of operational execution based on such information.

From April 1, 2023 through March 31, 2024, the Board of Directors met 8 times (*). The attendance rate of directors for these meetings was 100%.

* Furthermore, the Board of Directors passed two deemed resolutions during fiscal 2024 based on Article 370 of the Companies Act.

The Board of Directors as of the end of March 2024: 11 members, including 6 outside directors and 5 internal directors. Chair: Internal director.

Members of the Board of Directors and attendance rate of each director are as follows.

Makoto Inoue (attended all meetings in the fiscal year ended March 2024)

Satoru Matsuzaki (attended all meetings in the fiscal year ended March 2024)

Stan Koyanagi (attended all meetings in the fiscal year ended March 2024)

Yasuaki Mikami (attended all meetings in the fiscal year ended March 2024)

Hidetake Takahashi (Member from June 2024)

Michael Cusumano (attended all meetings in the fiscal year ended March 2024)

Sakie Akiyama (attended all meetings in the fiscal year ended March 2024)

Hiroshi Watanabe (attended all meetings in the fiscal year ended March 2024)

Aiko Sekine (attended all meetings in the fiscal year ended March 2024)

Chikatomo Hodo (attended all meetings in the fiscal year ended March 2024)

Noriyuki Yanagawa (attended all meetings in the fiscal year ended March 2024)

During fiscal 2024, the Board of Directors determined the content of proposals to be submitted to the general meeting of shareholders and basic management policy, elected executive officers, delegated decisions on the execution of operations to the representative executive officer, evaluated the effectiveness of the Board of Directors and monitored the execution of duties by executive officers based on the reports from executive officers and the three committees.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

<Approach to the Structure and Scale of the Board of Directors>

Our policy concerning the Board of Directors is that it shall be made up of directors including outside directors with diverse knowledge and experience and shall have an appropriate number of members that does not impede effective and efficient deliberations.

The selection of candidates for directors is resolved by the Nomination Committee, whose chairman and members are independent outside directors, in light of the criteria for selecting candidates for directors established by the Nomination Committee. We have prepared a skills matrix listing the skills possessed by all directors that are commensurate with the business areas and management strategies that are particularly expected of them among ORIX’s wide range of business areas, and disclose this matrix, along with the policies and procedures for the election of directors, in the reference materials for the general meeting of shareholders. Of the 6 outside directors, 3 have management experience at other companies, and each outside director has expertise appropriate to their background.

Of the total number of 11 members on our Board of Directors, 2 are female (18.1% of all directors) and 2 are non-Japanese (18.1% of all directors). In addition, one of our ESG-related key goals is to increase the ratio of outside directors so outside directors comprise a majority of the Board of Directors by the General Meeting of Shareholders in June 2023, and to increase the ratio of female directors on the Board of Directors to 30% or more by the fiscal year ending March 2030. As of end of June 2023, the ratio of outside directors to the Board of Directors was 54.5% (6 out of 11), which is more than half of the total and achieves the target ratio for outside directors.

(Reference: Notice of the 61st Annual General Meeting of Shareholders references (shareholder resolutions)

https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/index.html)

3)	Three Committees (Nominating Committee, Audit Committee, Compensation Committee)

•	Nominating Committee

(3 Members: 3 outside directors; the chairperson is an outside director)

The Nominating Committee met 7 times in the fiscal year ended March 2024. The attendance rate by members at these meetings was 100%.

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the general meeting of shareholders. Directors are appointed and dismissed by a resolution of the general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning the appointment or dismissal of the executive officers to be resolved at the Board of Directors meeting, although this is not required under the Companies Act of Japan.

During fiscal 2024, the Nominating Committee determined the content of proposals to be submitted to the general meeting of shareholders regarding the appointment of directors, deliberated on the selection of directors who would form each committee, appointed executive officers and group executives and deliberated on changes to the division of duties and the succession plan.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Furthermore, the Nominating Committee ensures that the Board of Directors possesses the appropriate levels of and diversity in knowledge, experience, and expertise, through an established decision-making process for directors’ appointments. The Nominating Committee also nominates executive officer candidates to the Board of Directors following an assessment of candidates’ past experience, knowledge, and suitability for the position to execute business decisions in the Company’s existing and new businesses.

(Internal Director)

•	An individual with a high degree of expertise in ORIX Group’s business

•	An individual with excellent business judgment and business administration skills

(Outside Director)

•	An individual with a wealth of experience as a business administrator

•	An individual with professional knowledge in fields such as economics, business administration, law, and accounting, as such relate to corporate management

•	An individual with extensive knowledge in areas such as politics, society, culture, and academics, as such relate to corporate management

•	Audit Committee

3 Members (3 outside directors; the chairperson is an outside director)

The Audit Committee met 14 times in the fiscal year ended March 2024. The attendance rate by members at these meetings was 100%.

The Audit Committee monitors the operational execution of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s independent auditor, which are submitted to the general meeting of shareholders, and monitors and verifies whether the independent certified public accountants are maintaining an unbiased attitude and an independent position and conducting appropriate audits as a professional expert. Explanations concerning ORIX’s audit expenses are made by the responsible personnel from the Accounting Department and after obtaining consent from the Audit Committee, the particulars of and compensation for audit and non-audit services provided to ORIX and its consolidated subsidiaries by domestic and overseas members firms affiliated with the same network as our accounting auditors are approved in accordance with the U.S. Public Company Accounting Reform and Investor Protection Act.

In fiscal 2024, the main items executed by the Audit Committee were a decision on the Audit Committee Audit Plan (determination of audit policies, methods, allocation, and costs), a decision on the remuneration of the independent certified public accountants, a decision on the evaluation and reappointment of the independent certified public accountants, a decision on the Group Internal Audit Department mid-term audit policy and annual audit plan, a decision on the policy for selecting candidates for Audit Committee members, preapproval for entrustment of non-audit services, etc., the receipt of business execution reports by the CEO and executive officers, the receipt of reports on the Group Internal Audit Department activities, the receipt of internal control-related functions activity reports, the receipt of financial reports, the receipt of accounting audits reports. To enhance discussion in the Audit Committee and to strengthen cooperation among Audit Committee members, opportunities to reflect on the audit plan and audit activities were provided at regular intervals. In addition, the members of the Audit Committee collected information useful for audit activities, including the current status of each business of the ORIX Group, business strategies, and project progress, through activities such as briefing sessions with executive officers and inspections of business sites, operating facilities, etc.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•	Compensation Committee

3 Members (3 outside directors; the chairperson is an outside director)

The Compensation Committee met 5 times in the fiscal year ended March 2024. The attendance rate by members at these meetings was 100%.

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers and to set the specific compensation for each individual director and executive officers.

During fiscal 2024, the Compensation Committee determined the performance evaluations and individual payment amounts related to performance-linked compensation (annual bonus) for fiscal 2023, examined and determined the compensation system for directors and executive officers for fiscal 2024,examined the compensation levels for directors and executive officers based on the outcome of an investigation by a third-party compensation research agency and deliberated on and determined the establishment of an executive compensation clawback policy.

[Membership of Each Committee]

[Nominating Committee]

(Chairperson)

Sakie Akiyama (outside director), (attended all meetings in the fiscal year ended March 2024)

(Members)

Hiroshi Watanabe (outside director), (attended all meetings in the fiscal year ended March 2024)

Aiko Sekine (outside director), (attended all meetings in the fiscal year ended March 2024)

[Audit Committee]

(Chairperson)

Aiko Sekine (outside director), (attended all meetings in the fiscal year ended March 2024) *

(Members)

Chikatomo Hodo (outside director), (attended all meetings in the fiscal year ended March 2024)

Noriyuki Yanagawa (outside director), (attended all meetings in the fiscal year ended March 2024)

*	Audit Committee Chairperson Aiko Sekine is a qualified certified public accountant and as an accounting specialist, has considerable knowledge of finance and accounting.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Compensation Committee]

(Chairperson)

Hiroshi Watanabe (outside director), (attended all meetings in the fiscal year ended March 2024)

(Members)

Michael Cusumano (outside director) (attended all meetings in the fiscal year ended March 2024)

Chikatomo Hodo (outside director) (attended all meetings in the fiscal year ended March 2024)

4)	Liability Limiting Agreements with Outside Directors

ORIX has entered into liability-limiting agreements with outside directors pursuant to Article 427, Paragraph 1 of the Companies Act that limit the liability of outside directors to pay compensatory damages specified in Article 423, Paragraph 1 of the Companies Act. The maximum amount of compensatory damages for which outside directors are liable pursuant to those agreements is the minimum amount of liability specified in Article 425, Paragraph 1 of the Companies Act. The limitation of liability is limited to cases where an outside director acted in good faith and without gross negligence in the performance of the duties that was the basis of the liability.

5)	Execution of Operations

•

Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at the Board of Directors are delegated to the representative executive officer to accelerate and achieve efficiency in business operations.

•

The representative executive officer makes important business execution decisions after deliberations by the Executive Committee (“EXCO”) or other appropriate committees in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the Board of Directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. (for information on executive officers, see II-1. Executive Officers above).

[Bodies Involved in Business Execution]

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies.

i.	Executive Committee

The EXCO deliberates on important matters related to the management of the Company. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.

ii.	Sustainability Committee

The Sustainability Committee deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on the content and level of importance.

*  External experts may potentially be invited.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

iii.	Investment and Credit Committee

The Investment and Credit Committee deliberates on regarding investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being deliberated on by the EXCO.

iv.	Information Technology Management Committee

The Information Technology Management Committee deliberates on important matters related to establishing fundamental policies for IT operations and IT strategy and implementing and maintaining IT systems.

v.	Disclosure Committee

To ensure timely and appropriate disclosure of information material to ORIX Group, the Disclosure Committee receives reports on material non-public information from persons in charge of each unit and takes steps necessary to determine whether or not timely disclosure of such information is necessary, and the appropriate means of disclosing such information.

vi.	Group Executive Officer Committee

The Group Executive Officer Committee (comprised of executives and group executives (appointed by the Board of Directors from among the directors and executive officers of Group companies.)) discusses important matters relating to the business execution of ORIX Group.

vii.	Business Unit Strategy Meeting

The Business Unit Strategy Meeting discusses matters such as the strategy of each business unit and changes in the business environment.

3.	Reason for Implementing Current Corporate Governance Structure

•

ORIX believes that swift execution of business operations is vital to effectively respond to changes in the business environment. Furthermore, we believe that ORIX promotes improved management transparency through a corporate governance system in which outside directors, who have expert knowledge in their respective fields, monitor and advise on the lawful and appropriate execution of operations with an independent view. Based on these principles, our Board of Directors possesses an oversight function, and under the “Company with Nominating Committee, etc.” board model delegates certain responsibilities to the three committees to carry out the role of effective governance. (See the history of ORIX’s corporate governance system below)

•

Among the three committees of the Board of Directors (Nominating, Audit and Compensation), a majority of the members of the Nominating Committee are outside directors and all members of the Audit and Compensation Committees are outside directors, and the chairperson for each committee is appointed from among the outside directors to help separate the oversight function of the Board of Directors from the execution of operations and avoid conflicts of interest with our shareholders.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•	In addition, all outside directors must meet objective and specific “Requirements for Independent Directors” stipulated by the Nominating Committee.

[Below is a summary of the history of ORIX’s corporate governance system:]

June 1997 Established Advisory Board

June 1998 Introduced Corporate Executive Officer system

June 1999 Introduced Outside Director System

June 2003 Adopted the “Company with Committees” board model

May 2006 Adopted the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan

May 2015 Adopted the new “Company with Nominating Committee, etc.” board model in line with the amendment of the Companies Act of Japan

III.	Implementation Status of Measures Related to Shareholders and Other Stakeholders

1.	Efforts to Revitalize General Meetings of Shareholders and Facilitate the Exercise of Voting Rights

Additional Information

Early Issuing of General Meeting of Shareholders Notice of Convocation	The notice of convocation of the regular General Meeting of Shareholders (held on June 25, 2024) was issued on June 3, 2024, 7 days before the statutory requirement. Notice was also posted on the Tokyo Stock Exchange and on the ORIX website on May 27, 2024.

General Meeting of Shareholders Avoiding Concentrated Days	The date was selected to avoid days when meetings were expected to be most concentrated, though the General Meeting of the Shareholders is annually held at a large venue so many shareholders can attend and therefore venue availability and schedules are factors in selecting a date.

Electromagnetically Exercising Voting Rights	Shareholders can vote electronically by PC or smart phone using the voting site of Mitsubishi UFJ Trust and Banking Corporation, which is ORIX’s shareholder registry administrator.

Participation in the Electronic Voting Rights Platform and Other Efforts to Improve the Voting Rights Environment for Institutional Investors	ORIX participates in the electronic voting platform operated by ICJ, Inc.

English Translation of the Notice of Convocation	An English translation of the notice of convocation is posted on the ORIX website before the notices are issued.

Other

Since 2021, we are livestreaming our General Meeting of Shareholders to share the event with as many shareholders as possible. Also, we have started accepting pre-questions since 2022.

The results of resolutions are posted without delay following conclusion of the meeting. The numbers of “for,” “against,” and “abstain” votes for each proposed resolution are also disclosed in an interim report on the status of voting.

(See: https://www.orix.co.jp/grp/en/ir/)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Status on IR-Related Activities

	Additional Information	Explanation from Representative

Creation and Publication of Disclosure Policy	ORIX has established an IR Policy and published it to the ORIX website. See: https://www.orix.co.jp/grp/en/ir/policy.html	—

Periodic Briefings for Individual Investors	ORIX holds briefings for individual investors.	No

Periodic Briefings for Analysts and Institutional Investors	Briefings are conducted quarterly following the announcement of financial results. Investor meetings are also periodically held.	Yes

Periodic Briefings for Overseas Investors	Briefings are conducted quarterly following the announcement of financial results. Overseas investor meetings are also periodically held.	Yes

IR Documents Posted to Website	Annual reports, summary financial statements and other IR materials are posted on the ORIX website. (See: https://www.orix.co.jp/grp/en/ir/)	—

Establishment of Department (Person in Charge) Related to IR	Investor Relations and Sustainability Department	—

Other	—	—

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3.	Status Regarding Regard for Stakeholder Positions

Additional Information

Internal Rules Stipulating Regard for Stakeholder Positions

ORIX Group Code of Conduct, and Sustainability Policy—which are applicable to all business activities and employees carrying out such activities—stipulate respect for stakeholder positions.

In November 2021, ORIX revised its Sustainability Policy and updated its ESG-related material issues, in which it defines its relationship with stakeholders. The Policy states: “Work with our stakeholders to promote a healthier environment through goods and services that help mitigate adverse environmental impacts”, “Continue to improve employee satisfaction by respecting the diversity of our employees and creating an inclusive working environment that promotes flexible working styles and provides career development support, fair performance review and compensation schemes, and employee health support systems”, and “Emphasis on client satisfaction and developing and offering sustainable products and services”.

References:

https://www.orix.co.jp/grp/en/about/code_of_conduct/

https://www.orix.co.jp/grp/en/sustainability/about/policy.html

Implementation of Environmental Conservation Activities, CSR Activities and More

The Investor Relations and Sustainability Department is responsible for sustainability matters and reporting to and presenting these matters to the Board of Directors, the Executive Committee, the Sustainability Committee and the CEO on activities related to sustainability, while receiving direction and judgment on the matter. Additionally, the Department collaborates with business units and management units across the Group on sustainability matters.

In November 2021, ORIX revised its Sustainability Policy to define important ESG-related material issues and key goals and established the Sustainability Committee as one of the executive bodies to steadily implement these issues and goals across the organization. For information regarding sustainability initiatives at ORIX Group in addition to strategies such as scenario analyses regarding TCFD recommendations, please refer to our Integrated Report and the ORIX sustainability website.

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

[Sustainability Website]

https://www.orix.co.jp/grp/en/sustainability/

Formation of Policies Related to Information Provision to Stakeholders

Our Sustainability Policy stipulates that we will “Engage with all stakeholders, maintain transparency in our operations, and adequately consider stakeholder feedback in our activities”.

Additionally, to meet the information disclosure needs of our shareholders and various stakeholders, we disclose information based on the Financial Instruments and Exchange Acts as well as the policies determined by the Financial Instruments Exchange on which ORIX’s securities are listed. We have established the “Disclosure of Corporate Information Regulations” to ensure timely, appropriate, prompt, accurate, and fair information disclosure.

(Reference: https://www.orix.co.jp/grp/en/ir/policy.html)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Other

• Promoting Diversity, Equity & Inclusion

For ORIX Group to continue providing new value, it is important to support not only typical diversity in terms of nationality, age, gender, and work history, but also diversity in perspectives and ways of thinking. We believe this requires more than just diversity in terms of fostering a culture that accepts various kinds of knowledge and values, and inclusion in terms of taking advantage of that diversity to create an environment that encourages friendly competition. It also requires greater promotion of the concept of equity based on the implementation of measures for our human resources that support content tailored to each employee’s strengths and background status, so that all employees can continue to play an active role. By respecting the diversity of our employees and promoting flexible working styles, we create comfortable, fulfilling, and valuable workplaces where diverse human resources can play an active role. We also support the independent career design of each employee so that they can draw a clear career path for themselves. We thus connect employee growth through self-realization to growth of the company all together.

• Ensuring Diversity

Obtaining talent that can accommodate ORIX Group’s ever-changing enterprise, maintain and grow its diverse businesses, and adapt to shifts in the overall business environment is crucial to ORIX Group. ORIX also focuses on recruiting mid-career employees and conducting overseas hiring for new graduates outside of Japan. As of March 31,2024, 64.8% of hires for the fiscal year ending in March 2024 were mid-career hires. Additionally, 41.0% of the employees are mid-career employees, and 2.0% are non-Japanese employees.

• Women’s success in the workplace

Taking the lead in women’s active participation in the workplace from a very early stage, ORIX began recruiting female university graduates for comprehensive work positions in 1982 before the enforcement of Japan’s Equal Employment Opportunity Law in 1986. We actively expand systems that provide support to help our female employees navigate various life events after they join the Group and have been enhancing career support so women can maximize their capabilities, expand their roles, and advance their careers. ORIX is supporting the enhancement of work environments to enable employees to work in ways that accommodate life events while maximizing their abilities and expertise, thereby encouraging a balance between work and personal life.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

In particular, we focus on consistent measures before and after life events, during maternity and childcare leave, and after returning to work. Particularly, in the training after returning to work, direct supervisors also participate in part of the training, share ideas and values about work, and support career development by assigning appropriate tasks according to the motivation and ability of the employee. In addition, as part of our efforts to promote the advancement of women, we offer work-life balance seminars in which couples can participate and the promote childcare leave for men, and we also provide mentoring with general managers for management-level employees so that they can learn from their more senior perspective.

• Human resource development and autonomous career development support

ORIX places great importance on knowledge and growth gained through business activities, considering them to be pillars of development. As a foundation to support these efforts, in addition to various training systems and self-development support systems, we have established a fair performance review and compensation scheme to increase employee motivation. As of March 31, 2024, the average training hours per employee is 37.6 hours per year, and the average training cost per employee is 112,826 yen per year. By working to develop employee growth with responsibility and enhancing communication with employees, we invest in the future of our employees.

At the same time, ORIX supports the growth of employees by providing them with opportunities and an environment that enables them to make their own career choices by supplying practical information to help chart their mid- to long-term careers as well as opportunities to acquire skills in new fields. Specifically, through systems such as the internal intern system—where employees can work in a different department of their choice for a designated period of time—and the career challenge system which allows employees to make a direct appeal to a department to which they wish to be transferred, ORIX allows employees to encounter and experience various work environments and jobs while remaining within the company and leads to increased employee motivation, active challenges and autonomous career development. In addition, the “Self-application system,” which allows employees to directly state to the human resources department where they wish to transfer, is available for all employees once a year, and is used as a great opportunity to think about their own careers.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

• Creating a work environment where employees can work healthily and with peace of mind

ORIX Group promotes the creation of workplaces where employees with diverse backgrounds can work healthily and with peace of mind by respecting each other’s values and recognizing diverse and flexible working styles. With a policy of developing a wide range of options so that each employee can combine and utilize personnel systems according to their situation, we are promoting flexible working styles by shortening regular working hours, making it possible to choose flexible working styles such as a super flextime system (flextime system without core working hours) as well as an hourly annual paid leave system, and by providing satellite offices and mobile environments of good quality.

Please see the ORIX website for how our human resources strategy is supporting our sustainable growth.

[Human Capital Management to Support Sustainable Growth]

https://www.orix.co.jp/grp/en/sustainability/employee/

[Promoting DE&I (Diversity, Equity & Inclusion) and Human Resources System]

https://www.orix.co.jp/grp/en/sustainability/employee/management_systems.html

[Talent Development]

https://www.orix.co.jp/grp/en/sustainability/employee/development.html

[Employee Health and Safety]

https://www.orix.co.jp/grp/en/sustainability/employee/health.html

[Human Resources Data]

https://www.orix.co.jp/grp/en/sustainability/employee/data.html

IV.	Information Regarding Internal Control Systems

1.	Basic Policy on Internal Control Systems

ORIX has established and operates the internal control systems described below from the perspectives of efficiently executing business while promptly and flexibly responding to changes in the business environment as well as ensuring the proper execution of business by ORIX Group including risk management, compliance, group company management, and audit systems. In conjunction with changes in the business environment and the expansion and diversification of business, we continuously and proactively improve and enhance internal control systems.

The Board of Directors has adopted the following resolutions concerning the “Framework for Securing the Adequacy of ORIX Business Procedures (internal control systems)” specified in Article 416 of the Companies Act and Article 112 of the Companies Act Enforcement Regulations. A summary of basic policies regarding “Framework for Securing the Adequacy of ORIX Business Procedures (internal control systems)” deliberated within the Board of Directors can be found below. Moreover, a summary of the status of operations during the fiscal year ended March 2024 can be found in the “ORIX Corporate Governance 3. Internal Control System of ORIX” of the information disclosed on the internet when notice of the convocation of the 61st Annual General Meeting of Shareholders was posted.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

(See: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/index.html)

I.	Maintaining Systems to Ensure the Adequacy of the Business Procedures of ORIX Group

1.	Systems to ensure the efficiency of the execution of business operations

1)

The Company adopts the “Company with Nominating Committee, etc.” board model. To the extent permitted under laws and regulations, the Board of Directors may resolve the Company to delegate the power to resolve execution of operations to the representative executive officer to enhance the speed and efficiency of execution of business operations.

2)	ORIX Group adopts appropriate internal authority policies for each group company depending on its size and category in order to carry out business operations efficiently.

3)

ORIX Group establishes internal bodies such as its Executive Committee in order to facilitate deliberation and information sharing regarding important matters related to management of the Company and ensure effective and efficient business execution by the representative executive officer.

2.	Systems of risk management

ORIX Group monitors and manages risks relating to the ORIX business according to type of risk and impact on business management through its risk management system to meet the changes in the business environment, changes accompanying expansion of business, and potential diversification of risk.

3.	Systems of information management

The Company establishes systems that regulate the storage and management of information relating to the performance of the duties of executive officers, including documents such as the minutes of the committees, internal application approvals, and other information. The Company establishes rules and procedures about the classification of the information, the manner in which information is managed and period in which it is kept and matters pertaining to disposal of information. Through these rules and procedures, the Company promotes development of a system that ensures confidentiality and the effective usage of information.

4.	Systems of compliance

1)	ORIX Group has adopted and promotes Group common principles such as the “ORIX Group Purpose & Culture”, and ORIX Group Code of Conduct.

2)

ORIX Group has enacted the ORIX Group Code of Conduct regarding compliance in order to guide directors, executive officers, and employees in acting in accordance with laws and regulations, internal rules, and ethical norms and requires their compliance with it.

3)

ORIX Group has whistleblower channels to discover illegal or unethical conduct, human rights violations or violations of internal rules at an early stage through consultation or reporting, to avoid deplorable events, and take necessary actions to improve and enhance the integrity of ORIX.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

4)

The internal audit department of the Company performs internal audits of the effectiveness of the internal control system, efficiency and effectiveness of operations, compliance with laws and regulations, and other factors pertaining to the management of ORIX Group through a risk-based approach. In addition, the internal audit department of the Company and corporate auditors of the group subsidiaries jointly monitor critical risk.

5)	To secure the accuracy and reliability of financial reporting, ORIX Group establishes systems to ensure adequate internal control over financial reporting.

6)	Further strengthen the Group internal management system from a global perspective.

7)	The internal control-related functions establish systems and monitor and assist the operations of ORIX Group to comply with laws and regulations and the Articles of Incorporation.

5.	Systems of group company management

With regard to management, operation, and other matters within the group subsidiaries, the Company has enacted the system through the rules of the Company, the Management Advisory Agreement between the Company and each subsidiary, and dispatched officers to report on important matters of the subsidiaries to the Company. Additionally, the Company shall give advice and guidance to subsidiaries if necessary.

II.	Matters Necessary for Execution of Duties of the Audit Committee

1.	Systems of reporting to the Audit Committee

①

The directors, executive officers, and employees of ORIX Group shall report to the Audit Committee upon becoming aware of any fact that occurred at a group company in the course of a business activity that constitutes serious breach of laws and regulations or serious breach of the Articles of Incorporation or serious misconduct or any fact that could cause significant damage to such group company.

②

In cases where directors, executive officers, or employees of ORIX Group report to and consult through internal whistleblower channels and the head of whistleblower channels judges that such report or consultation is of a serious nature, he/she shall report such information to the Audit Committee of the Company. In addition, the directors, executive officers, or employees of ORIX may report to the Audit Committee or the appointed audit member within the Audit Committee (the member responsible for the collection of information on the performance of the duties and investigation of the operating assets, hereinafter the “Appointed Audit Member”) of concerns regarding accounting, accounting internal control, auditing, or matters relating to ORIX directors, executive officers and group executive officers.

③	The directors, executive officers, and employees of ORIX Group shall report information requested by the Appointed Audit Member to the Audit Committee of the Company periodically or as appropriate.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Systems to ensure that persons who have reported to or consulted with the Audit Committee are not treated adversely

ORIX Group internal rules stipulate that any director, executive officer, or employee of ORIX who has reported to or consulted with the whistleblower channels and/or the Audit Committee shall not be treated adversely by reason of said report or consultation.

ORIX establishes a system in which reporters/consultors will not receive an adverse treatment as a result of their reporting or consulting by adopting internal rules that stipulate that any person who treats whoever so reported or consulted adversely in violation of internal rules shall be disciplined pursuant to the internal rules.

3.	Systems to ensure that audit by the Audit Committee is effectively performed

①

The executive officer of the Company who is in charge of the internal audit department shall attend important ORIX Group meetings upon assignment from the Appointed Audit Member, and report necessary information for auditing to the Audit Committee in a timely manner to support the information gathering of the Audit Committee.

②	To conduct the internal audit of the Company, the internal audit department of the Company shall develop an annual audit plan and seek approval for the plan from the Audit Committee.

③

The internal audit department of the Company shall, by way of an Audit Results Report, inform the Audit Committee of the results of each group company’s internal audit. In addition, the internal audit department of the Company will take measures regarding the matters which were pointed out by the audit to improve, will conduct a follow-up audit etc., and report on the status of any improvements to the Audit Committee.

④	The internal audit department of the Company shall continually collaborate with the Audit Committee and cooperate fully with any request for investigation by the Audit Committee.

4.	Directors and employees who assist in the duties of the Audit Committee

①	The Company has the Audit Committee Secretariat to assist the operations of the Audit Committee.

②	As necessary, the Audit Committee may commission the Audit Committee Secretariat to assist in the operation of the Audit Committee.

5.	Ensuring independence of the Audit Committee Secretariat staff

The appointment and evaluation of, changes in, and disciplinary action against the Audit Committee Secretariat staff shall be effected with the approval of the Audit Committee.

6.	Ensuring effectiveness of the instructions of the Audit Committee

Regarding operations that the Audit Committee Secretariat staff carries out on instructions from the Audit Committee; the executive officers themselves shall cooperate, and direct others to cooperate.

7.	Costs of performance of duties of the Audit Committee

①	The Company bears the cost and expenses in connection with conducting the duties of the Audit Committee.

②	The Audit Committee may appoint outside experts to conduct its duties as necessary.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Basic Policy on Prevention of Harm by Antisocial Forces

1)	Basic Policy on Prevention of Harm by Antisocial Forces

ORIX Group refuses to have any involvement with any antisocial forces and do not engage in any acts that may encourage their activities. The Group as a whole adheres to the basic policy of standing firm against such forces and will respond as follows.

•	We will work systematically against antisocial forces, and make sure that our employees are protected from antisocial forces.

•

To prevent harm from antisocial forces, we will build and maintain close, collaborative relationships with external specialized institutions, such as police, Tokuboren (the Federation for Action to Prevent Organized Crime within the Jurisdiction of the Tokyo Metropolitan Police Department), the National Center for Removal of Criminal Organizations, and lawyers.

•	We will refuse any unreasonable demands from antisocial forces.

•	With regard to unreasonable demands from antisocial forces, we will take legal action, both civil and criminal, if necessary.

•	We will not engage in backdoor dealings with antisocial forces or provide funds to antisocial forces.

2)	Status of Development Toward Elimination of Antisocial Forces

•	Status of Development of ORIX Group Code of Conduct, Internal Rules, etc.

In its ORIX Group Code of Conduct, ORIX Group commits itself to avoid involvement with antisocial organizations and announces that commitment on the ORIX website. As internal rules, the Group has established “Policy on Prevention of Money Laundering and Providing Funds to Terrorists,” and the basic policy of the Rules has been publicized on the ORIX website.

•	Status of Development of Internal Structure

•	Status of establishment of department in charge and persons responsible for prevention of unreasonable demands

The department in charge of handling unreasonable demands from antisocial forces is the Corporate Administration department, and the manager and others in the Corporate Administration department are designated as persons responsible for prevention of unreasonable demands.

The Company also works with related departments within the Company and Group companies to deal with such matters.

•	Status of collaboration with external specialized institutions

We strive to build close, collaborative relationships with external specialized institutions, including police, and collect information from local police stations by joining and participating in auxiliary organizations of the Metropolitan Police Department. For legal handling and response, we collaborate closely with corporate attorneys.

•	Status of collection and management of information on antisocial forces

ORIX Group executives and employees are obligated to report to Incident Management Bureau in accordance with the “Incident Management Rules” upon detecting involvement of antisocial forces in business.

We have developed a system that requires reporting to the department in charge as incident information, as well as implementation of prompt action to reduce risk, if an unreasonable demand is made by antisocial forces.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•	Status of development of response manuals

For ORIX Group executives and employees, we have developed a “Antisocial Force Response Manual,” which sets forth responses to be made during ordinary times to block relationships with antisocial forces and emergency responses to be made when involvement of an antisocial forces is detected.

V.	Other

1.	Anti-Takeover Measures in Place

Installation of Anti-Takeover Measures	No

Additional Information

At this point, we have not introduced any anti-takeover measures.

We will continue to carefully examine this matter in light of amendments to laws and regulations and environmental changes and act if necessary.

2.	Other Information on Corporate Governance Framework

[End of this document: attachments]

1)	Schematic Diagram of Corporate Governance Framework

(as of January 16, 2025)

*	Please refer below 2) for Internal Control System Framework

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2)	Schematic Diagram of Internal Control System (as of January 16, 2025)

3)	Overview of Timely Disclosure System

The Company considers that disclosure control constitutes a significant part of its entire corporate governance. To ensure and realize timely and appropriate disclosure of material information for ORIX Group and implement timely and appropriate information disclosure to stakeholders, we have developed a timely disclosure system. The following is an overview.

•

The Disclosure Committee, which plays a key role in our timely disclosure control, is chaired by the CFO and consists of the Global General Counsel and the executive officers in charge of Compliance and Internal Audit. When undisclosed material information is reported by an Executive Officer of the Company or the person in charge of an ORIX Group company department, the Disclosure Committee examines matters related to the disclosure of the material information, such as the applicability of the material information, the necessity of disclosure, and disclosure methods, and take the necessary steps.

•

Additionally, in order to operate the timely disclosure system appropriately, we have established the Disclosure Committee Secretariat, which takes charge of the system, while formulating and disseminating the “Disclosure of Corporate Information Regulations” as Group rules that apply to the Company and its subsidiaries. The Rules stipulate the disclosure system and reporting procedures and set forth “The Guidelines for Material Information Evaluation Criteria” , which include the types and criteria of information subject to disclosure in order to help determine the necessity of reporting.

•

The person in charge of each department is responsible for compliance with these rules and developing a system for that purpose and is obliged to report to the Disclosure Committee immediately (within 24 hours at the latest) upon the occurrence of material information.